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[CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For immediate release

        CAMPBELL RESOURCES INC. RETAINS THE SERVICES OF RENMARK FINANCIAL
                              COMMUNICATIONS INC.

MONTREAL, JANUARY 29, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF), announces that it has retained the services of Renmark Financial Communications Inc. to handle its investor relations.

"We are pleased to announce that we have selected Renmark to strengthen Campbell's profile amongst the financial community. We believe that, thanks to its well tried investor relations strategies and methodology, Renmark will enhance the Company's visibility," stated Andre Fortier, President and Chief Executive Officer of Campbell Resources Inc.

In consideration of the services to be provided, the Company has agreed to pay a monthly retainer to Renmark Financial Communications Inc.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.

Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com


RENMARK FINANCIAL COMMUNICATIONS INC.

Sylvain Archambault, sarchambault@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com